

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

May 28, 2010

Denis McGlynn
Chief Executive Officer
Dover Motorsports, Inc.
1131 North DuPont Highway
Dover, Delaware 19901

> **Re:** **Dover Motorsports, Inc.**
> **Definitive Schedule 14A Proxy Statement**
> **Filed March 30, 2010**
> **File No. 001-11929**

Dear Mr. McGlynn:

We have completed our review of your Definitive Proxy Statement filed March 30, 2010 and your letter dated April 12, 2010. Without necessarily agreeing with your position we have no further comments at this time.

Sincerely,

John Dana Brown
Attorney-Advisor